October 29, 2004

By Facsimile and U.S. Mail

Arthur S. Berner, Esq.
Haynes and Boone, LLP
1221 McKinney, Suite 2100
Houston, Texas 77010-2000

	Re:	HCC Insurance Holdings, Inc.
		Schedule TO-I filed October 18, 2004

Dear Mr. Berner:

	We have the following comments on the above-referenced filing:

Schedule TO-I

1. Revise to provide all information required by Instruction C to Item 3 of Schedule TO with respect to the control persons of the company. Offer to Exchange

Where You Can Find More Information, page 2

2. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

3. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Where you choose to incorporate this information, Instruction 6 to Item 10 of Schedule TO requires you to disseminate the summary information required by Item 1010(c) of Regulation M-A to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information, including information regarding book value per share. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

About Forward-Looking Statements, page 3

4. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in
Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

5. On page 3 you state that you will not update forward-looking statements "unless the securities laws require you to do so." Please revise this disclosure to clarify your obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed.

Questions and Answers About the Exchange Offer, page 4

6. On page 5 you "reserve the right to terminate, withdraw or amend the exchange offer in [y]our sole discretion for any or no reason." Please revise the document to clarify that you do not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

7. We note the disclosure on page 5 that, "If your Old Notes are freely tradable, the New Notes can be transferred freely." Please clarify for us the circumstances under which the old or new notes would be freely tradable. Also, please tell us which exemption from registration you relied upon to issue the old notes. Finally, we note that you rely on Section 3(a)(9) to avoid registration of the new notes. Clarify for us the role of Wachovia Bank, your exchange agent. It is unclear if they will receive any commission or other remuneration for soliciting the exchange.

8. Revise page 5 and the section entitled "Certain United States Federal Income Tax Considerations" to eliminate the term "certain." Also eliminate this term and the statement that the summary is "for general information only" from the concluding paragraph of the tax section on page 52. Revise the offer document to describe all material federal tax consequences of the transaction. In addition, please eliminate the disclaimer on page 5 that security holders "should consult [their] own tax advisor for a full understanding of the tax consequences of participating in the transaction." You may advise security holders to consult their own tax advisor to determine the tax consequences to them based on their particular situation.


Summary of the Exchange Offer, page 9

9. On page 10 you state that old notes not accepted for exchange "will be returned without expense to [note holders] as promptly as practicable after the expiration or termination of this exchange offer." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Material Differences Between the Old Notes and New Notes, page 11

10. It appears that there are references in the introduction to this section that do not apply to this tender offer or these notes. For example, you refer to a registration statement and to a March 25, 2003 prospectus supplement. Please revise this paragraph to clarify. In addition, it appears that you should file the documents governing the notes as exhibits to the Schedule TO-I.

Conditions to the Exchange Offer, page 26

11. You refer to your determination of whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Exchange Agent, page 31

12. You state that the exchange agent will be paid "reasonable and customary fees for its services . . . ."  Revise to provide the information required by Item 1009(a) of Regulation M-A.

Certain United States Federal Income Tax Considerations, page 47

13. Revise this section to eliminate the statements that these are "generally" the tax consequences, and state the tax consequence of the transaction without qualification. Alternatively, revise to clarify why you cannot state the tax consequences of this exchange offer unequivocally.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

							*  *  *

Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

							Sincerely,



							Abby Adams
							Special Counsel
							Office of Mergers and Acquisitions